

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2010

Ms. Beverly A. Cummings
Chief Financial Officer
PrimeEnergy Corporation
One Landmark Square
Stamford, CT 06901

> **Re: PrimeEnergy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **File No. 0-07406**

Dear Ms. Cummings

      We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or your working partners are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. For example, and without limitation, please address the following:

- Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects.

- Disclose your related indemnification obligations and those of your customers, if applicable.

- Discuss the material potential effects on your operations of the implementation of a moratorium on offshore drilling by the government of the United States.

Such disclosure should be set forth in the "Business" and "Risk Factors" section of your annual report and in the MD&A section of your periodic reports, as applicable. Please provide a sample of your proposed disclosure for our review. In responding to this comment, please consider all your current and planned operations, not just those involved in offshore operations.

Reserves, page 18

2.   Describe the internal controls you use in your reserves estimation. Also, disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates.

3.   We note you report proved undeveloped reserves as of December 31, 2009. Please disclose material changes in your proved undeveloped reserves that occurred during 2009, discuss investments and progress you have made during the year to develop these reserves and explain the reasons why material amounts of proved undeveloped reserves remain undeveloped for periods greater than five years to the extent you report such reserves.   Refer to Item 1203 of Regulation S-K for additional guidance.

4.   Disclose your present activities pursuant to Regulation S-K, 1206.

5.   We note that your reserves have been evaluated by Ryder Scott Company, L.P., a third party engineering firm. Please provide the report from Ryder Scott as an exhibit to your filing to comply with Item 1202(a)(8) of Regulation S-K.

6.   We note you present the non-GAAP measure PV 10 Value. Please provide a reconciliation of the differences between this non-GAAP measure and the most directly comparable GAAP measure to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

7.   MD&A requires not only a "discussion" but also an "analysis" of known material trends, events, demands, commitments and uncertainties. Consider revising to include an "Overview" section describing the most important matters on which you are focusing in evaluating your financial condition and operating performance. To enhance an investor's understanding of your business, you should provide insight regarding material opportunities, challenges and risks on which you are focused in both the short and long changes from period to period, you state that "field service income decreased by 32.65%...as a result of reduced utilization of equipment combined with rate decreases." What were the reasons for the reduced utilization and rate decreases and how does this affect your short term and long term objectives? Quantify the amount of the decrease contributed by reduced utilization of equipment and the amount that was contributed by rate decreases. In all cases where one or more factors contribute to a change, quantify the amount of the change attributable to each factor. In revising your discussion in this section, please refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm and Release No. 33-6835, http://www.sec.gov/rules/interp/33-6835.htm. This comment also applies to all subsequently filed Quarterly Reports on Form 10-Q.

Controls and Procedures, page 26

8.   We note your statement that there have been no significant changes in your internal controls over financial reporting during the fourth fiscal quarter ended December, 31, 2009. Please comply with Item 308(c) of Regulation S-K, which requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonable likely to materially affect your internal control over financial reporting.

Financial Statements

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-25

9.   We note that you disclosed significant changes in estimates in 2009 and 2008. Please provide explanations for these changes. Refer to FASB ASC Topic 932-235-50-5 for additional guidance.

Definitive Proxy Statement on Schedule 14A filed April 20, 2010

Committees of the Board of Directors, page 4

10.   Please provide disclosure regarding audit committee financial experts pursuant to Item
         407(d)(5).

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Detailed letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
     Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
     Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476, Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551- 3686 if you have questions regarding comments on the financial statements and related matters.   Please contact Parker Morrill at (202) 551-3696, Mike Karney at 202-551-3847 or me at (202) 551- 3745 with any other questions.

Sincerely,

 H. Roger Schwall
Assistant Director